# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alight, Inc. / Delaware, CIK 0001809104
CUSIP: 01626W101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4 OVERLOOK POINT, LINCOLNSHIRE, Illinois (IL), 60069
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0000921895-24-000526
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Alight, Inc. / Delaware
Address of issuer's principal executive offices: 4 OVERLOOK POINT, LINCOLNSHIRE, Illinois (IL), 60069

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The Reporting Persons no longer beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The Reporting Persons no longer beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed hereto were effected in the open market through various brokerage entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of December 3, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- Starboard Value LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value GP LLC, its general partner (12/05/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value LP, its investment manager (12/05/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value LP, its manager (12/05/2025)
- Starboard Value & Opportunity C LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value R LP, its general partner (12/05/2025)
- Starboard Value R LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value R GP LLC, its general partner (12/05/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value L LP, its general partner (12/05/2025)
- Starboard Value L LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value R GP LLC, its general partner (12/05/2025)
- Starboard Value R GP LLC: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory (12/05/2025)
- Starboard X Master Fund Ltd: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Value LP, its investment manager (12/05/2025)
- Starboard Value GP LLC: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Principal Co LP, its member (12/05/2025)
- Starboard Principal Co LP: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (12/05/2025)
- Starboard Principal Co GP LLC: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Authorized Signatory (12/05/2025)
- Smith Jeffrey C: /s/ Jeffrey C. Smith, Jeffrey C. Smith (12/05/2025)
- Feld Peter A: /s/ Jeffrey C. Smith, Jeffrey C. Smith, Attorney-in-Fact for Peter A. Feld (12/05/2025)